                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------
                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                            ALLIANT TECHSYSTEMS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class and Securities)

                                   427056 10 6
                      (CUSIP Number of Class of Securities)



                            Israel J. Floyd, Esquire
                Corporate Secretary and Assistant General Counsel
                                 Hercules Plaza
                            1313 North Market Street
                         Wilmington, Delaware 19894-0001
                             Telephone: 302-594-5000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 6, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this statement: [ ]


         (1)      NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  HERCULES INCORPORATED

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                  (a)      ( )
                  (b)      (X)

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         (3)      SEC USE ONLY




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         (4)      SOURCE OF FUNDS

                  N/A

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         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                  ( )

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

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                  NUMBER OF                   (7)      SOLE VOTING POWER
                    SHARES                             542,000
                BENEFICIALLY                  (8)      SHARED VOTING POWER
                  OWNED BY                             0
                    EACH                      (9)      SOLE DISPOSITIVE POWER
                 REPORTING                             542,000
                PERSON WITH                   (10)     SHARED DISPOSITIVE POWER
                                                       (0)

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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  542,000

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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                  CERTAIN SHARES

                  (X)

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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  4.1

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         (14)     TYPE OF REPORTING PERSON

                  CO


ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Alliant Techsystems Inc., a Delaware corporation ("Alliant" or the "Issuer"). The address of the principal executive offices of the Issuer is 600 Second Street N.E., Hopkins, Minnesota 55343-8384.


ITEM 2.      IDENTITY AND BACKGROUND.

             This statement is filed on behalf of Hercules Incorporated, a Delaware corporation ("Hercules" or the "Reporting Person"). Hercules is a diversified, worldwide producer of chemicals and related products.

             The name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the Reporting Person, as well as any executive officer and director of the Reporting Person, are set forth below.

                                        Present Principal
                                        Occupation or
Filing Person                           Employment;
Business Address                        Citizenship

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R. Keith Elliott                        Chairman and Chief Executive Officer
Hercules Incorporated                   USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Vincent J. Corbo                        President & Chief Operating Officer
Hercules Incorporated                   USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

George MacKenzie                    Senior Vice President and
Hercules Incorporated               Chief Financial Officer
Hercules Plaza                      USA
1313 North Market Street
Wilmington, DE 19894-0001

Richard G. Dahlen                   Vice President and General Counsel
Hercules Incorporated               USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Israel J. Floyd                     Corporate Secretary and
Hercules Incorporated               Assistant General Counsel
Hercules Plaza                      USA
1313 North Market Street
Wilmington, DE 19894-0001

John M. Bondur                      Vice President, Human Resources
Hercules Incorporated               USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Dominick W. DiDonna                 Senior Vice President &
Hercules Incorporated               International General Manager,
Hercules Plaza                      Paper Technology
1313 North Market Street            USA
Wilmington, DE 19894-0001

Reid J. Frazier                     Senior Vice President and General Manager,
Hercules Incorporated               Resins
Hercules Plaza                      USA
1313 North Market Street
Wilmington, DE 19894-0001

Vikram Jog                          Vice President and Controller
Hercules Incorporated               USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Jan M. King                         Vice President and Treasurer
Hercules Incorporated               USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Robert E. Gallant                   Vice President, Investor Relations
Hercules Incorporated               and Public Affairs
Hercules Plaza                      Canada
1313 North Market Street
Wilmington, DE 19894-0001

Harry J. Tucci                      Senior Vice President, Corporate Development
Hercules Incorporated               USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Richard M. Fairbanks, III           Director, USA
1800 K Street, NW, Suite 400
Washington, DC 20006-2202

Edith E. Holiday                    Director, USA
3239 38th Street, NW
Washington, DC 20016-3728

Robert G. Jahn                      Director, USA
Princeton University
D-334 Engineering Quadrangle
Princeton, NJ 08544-0001

Gaynor N. Kelley                    Director, USA
1448 Lake Shore Drive, North
Apartment 12 A/B
Chicago, IL 60610

Ralph L. MacDonald, Jr.                                       Director, USA
1890 South 14th Street
Suite 110
Amelia Island, FL 32034-4730

H. Eugene McBrayer                                            Director, USA
4802 East Mercer Way
Mercer Island, WA 98040-4736

Peter McCausland                                              Director, USA
P. O. Box 6675
Radnor, PA 19087-8675

Paula A. Sneed                                                Director, USA
3 Lakes Drive
Northfield, IL 60093-9999

             During the last five years, neither the Reporting Person nor any person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person or any person listed above been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Not applicable.


ITEM 4.      PURPOSE OF TRANSACTION.

             Not applicable.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) (b) Hercules beneficially owns 542,000 shares of Common Stock, representing approximately 4.1% of the 13,182,100 shares of such class of securities outstanding as of January 31, 1998. R. Keith Elliott, Chairman and Chief Executive Officer of Hercules, owns 2,100 shares of the Issuer's common stock; Vincent J. Corbo, President and Chief Operating Officer of Hercules, owns 600 shares of the Issuer's common stock; and Gaynor N. Kelley, director of Hercules, owns 2,700 shares of the Issuer's common stock.

             (c) Pursuant to an agreement dated October 24, 1997, between the Issuer and the Reporting Person, on May 6, 1998, the Issuer purchased from the Reporting Person 271,000 shares of the Issuer's Common Stock at a price of $55.35 per share. Between March 19, 1998 and May 13, 1998 R. Keith Elliott sold 1600 shares of the Issuer's Common Stock on the open market.

             (d)       Not applicable.

             (e)       May 6, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

             Pursuant to an agreement dated October 24, 1997, between the Issuer and the Reporting Person, the Issuer and the Reporting Person may each exercise a series of put and call options during 1998 in which the Issuer may repurchase the shares of Common Stock owned by the Reporting Person. As of May 6, 1998, the Reporting Person owns 542,000 shares.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Agreement dated as of October 24, 1997, between Alliant and Hercules Incorporated.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   ______________________                    HERCULES INCORPORATED


                                          By:________________________________
                                                   Israel J. Floyd
                                                   Corporate Secretary and
                                                   Assistant General Counsel

                                  EXHIBIT INDEX


1. Agreement dated as of October 24, 1997, between Alliant Techsystems Inc. and Hercules Incorporated (incorporated by reference to the Reporting Person's Schedule 13D, Amendment No. 1, filed on December 12,
         1997).